JCRA FINANCIAL LLC
FINANCIAL STATEMENTS AND
SUPPLEMENTARY INFORMATION PURSUANT TO 17a-5(d)
OF THE SECURITIES AND EXCHANGE COMMISSION AND
REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
DECEMBER 31, 2021

(IN U.S. DOLLARS)

(CONFIDENTIAL)

JCRA FINANCIAL LLC
CONTENTS



YSL & Associates LLC

Certified Public Accountants | Member of Parker Randall International

11 Broadway, Suite 700, New York, NY 10004   Tel: (212) 232-0122 Fax: (646) 218-4682

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Member of
JCRA Financial LLC

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of JCRA Financial LLC (the "Company") as of December 31, 2021, the related statements of income, changes in member's equity, and cash flows for the year then ended, and the related notes and schedules (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2021, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Auditor's Report on Supplemental Information

The supplemental information contained in Schedule I has been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements. The supplemental information is the responsibility of the Company's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the supplemental information contained in Schedule I is fairly stated, in all material respects, in relation to the financial statements as a whole.

YSL & Associates LLC.

We have served as JCRA Financial LLC's auditor since 2021.

New York, NY

February 23, 2022

JCRA FINANCIAL LLC

STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2021
(IN U.S. DOLLARS)

ASSETS

Cash	$	838,813
Total assets	$	838,813

LIABILITIES AND MEMBER'S EQUITY

Liabilities:		
Accounts payable and accrued expenses	$	1,707
Accounts payable to related parties		23,082
Total Liabilities		24,789
Member's equity		814,024
Total liabilities and member's equity	$	838,813

The accompanying notes are an integral part of these financial statements.

JCRA FINANCIAL LLC

STATEMENT OF INCOME
FOR THE YEAR ENDED DECEMBER 31, 2021
(IN U.S. DOLLARS)

Revenues:		
Advisory services	$	-
Total revenue		-
Expenses:		
Salaries and benefits		9,900
Office and general		21,986
Legal, professional, audit and accounting		50,957
Insurance		551
Regulatory fees and expenses		2,754
Total expenses		86,148
Net (loss) before income taxes		(86,148)
Provision for income taxes		300
Net (loss)	$	(86,448)

The accompanying notes are an integral part of these financial statements.

JCRA FINANCIAL LLC

STATEMENT OF CHANGES IN MEMBER'S EQUITY
FOR THE YEAR ENDED DECEMBER 31, 2021
(IN U.S. DOLLARS)

Balance at December 31, 2020	$	1,119,927
Net (loss)		(86,448)
Member's distributions		(219,455)
Balance at December 31, 2021	$	814,024

STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED DECEMBER 31, 2021
(IN U.S. DOLLARS)

Cash flows from operating activities:	
Net (loss)	$ (86,448)
Adjustments to reconcile net (loss) to	
net cash used in operating activities:	
Changes in operating assets and liabilities:	
Decrease in prepaid expenses and other	3,633
Increase in accounts payable and accrued expenses	907
Decrease in accounts payable to related parties	(29,418)
Total adjustments	(24,878)
Net cash used in operating activities	(111,326)
Net decrease in cash	(111,326)
Cash at beginning of the year	950,139
Cash at end of the year	$ 838,813

Supplemental Disclosure of Cash Flow Information

Income taxes paid	$ 300
Non-cash distributions	$ 219,455

The accompanying notes are an integral part of these financial statements.

JCRA FINANCIAL LLC
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2021
(IN U.S. DOLLARS)

1. ORGANIZATION AND NATURE OF BUSINESS

JCRA Financial LLC (the "Company") was organized as a Limited Liability Company on November 21, 2008 in the state of Delaware. The Company was granted membership in the Financial Industry Regulatory Authority ("FINRA") on September 2, 2009 and began operations on September 4, 2009, the Central Registration Depository ("CRD") membership effective date. It is a registered broker-dealer with the Securities and Exchange Commission ("SEC"), and is a member of the Securities Investor Protection Corporation ("SIPC"). The Company is a wholly-owned subsidiary of Chatham Financial Corp. ("Chatham" or the "Parent"), a privately-owned Pennsylvania corporation founded in 1991 with more than 600 employees worldwide. Chatham's headquarters is located in Kennett Square, Pennsylvania, with offices in Denver, London, Toronto, Singapore, Melbourne and Krakow. Chatham's primary business worldwide is providing clients with advisory services and technology solutions to manage interest rate, commodity and foreign currency risks inherent in the client's balance sheet and to assist its clients in arranging hedging positions to offset those risks. Chatham also provides clients technology solutions with respect to our services and delivers the technology to clients via web-based software as a service (or "SaaS") platform.

On August 31, 2020, FINRA approved the Company's change of fiscal year-end from September 30, 2020 to December 31, 2020.

Recent Issued Accounting Pronouncements
The Company does not believe that the adoption of any recently issued, but not yet effective, accounting standards will have a material effect on its financial position and results of operations.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation
The accompanying financial statements have been prepared in conformity with U.S generally accepted accounting principles ("GAAP") and the rules and regulations of the United States Securities and Exchange Commission (the "Commission"). It is management's opinion, that all material adjustments (consisting of normal recurring adjustments) have been made which are necessary for a fair financial statement presentation.

Cash and Cash Equivalents
The Company considers all highly liquid investments with a maturity of three months or less when purchased to be cash equivalents. Cash equivalents are carried at cost, which approximates market value.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Accounting Basis

The Company uses the accrual basis of accounting for financial statements and income tax reporting. Accordingly, revenues are recognized when services are rendered, and expenses realized when the obligation is incurred.

Income Taxes

The Company is a limited liability company, taxed as a partnership for federal income tax purposes, and, thus, no federal income tax expense has been recorded in the financial statements. Taxable income of the Company is passed through to the members and reported on their individual tax returns. However, the Company is subject to state and local taxes.

Pursuant to accounting guidance concerning provision for uncertain income tax provisions contained in Accounting Standards Codification ("ASC") 740-10, there are no uncertain income tax positions. The federal and state income tax returns of the Company are subject to examination by the IRS and state taxing authorities, generally for three years after they were filed.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, and disclosure of contingent assets, and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Revenue Recognition

The Company provides strategic advisory services under time and material agreements with customers. Revenue under these agreements is recognized and billed as services are performed. The Company accounts for revenue in accordance with ASC Topic 606, Revenue from Contracts with Customers. No cumulative adjustment to member's equity was required, as no material arrangements prior to the adoption were impacted by the new pronouncement. The Company typically enters into contracts with clients calling for periodic retainer fees to be paid during the term of the arrangement, and a success fee to be paid out once the merger or acquisition (the "transaction") is successfully completed. This success fee is typically based on a percentage of the total consideration of the transaction, although in certain cases it may be a flat fee. Accordingly, the Company recognizes retainer fees in the period earned, with separate revenue recognition when the performance obligations have been satisfied.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Accounts Receivable
Accounts receivable are stated at the amount's management expects to collect from outstanding balances. Management provides for probable uncollectible amounts through a charge to earnings and a credit to a valuation allowance based on its assessment of the current status of individual accounts. Balances outstanding after management has used reasonable collection efforts are written off through a charge to the valuation allowance and a credit to trade accounts receivable. As of December 31, 2021, the Company had nothing recorded as an allowance for any potential non-collection.

Concentrations of Credit Risk
The Company places its cash with a high credit quality financial institution. The Company's account at this institution is insured by the Federal Deposit Insurance Corporation ("FDIC") up to $250,000. From time to time, the Company may have bank balances that exceed the FDIC insurance limit on interest bearing accounts. To reduce its risk associated with the failure of such financial institution, the Company evaluates at least annually the rating of the financial institution in which it holds deposits. The Company does not believe that the concentration of credit risk of bank deposits represents a material risk of loss with respect to its financial condition as of December 31, 2021.

Fair Values of Financial Instruments
Financial Accounting Standards Board Accounting Standards Codification ("ASC") 825, "Financial Instruments," requires the Company to disclose estimated fair values for its financial instruments. Fair value estimates, methods, and assumptions are set forth below for the Company's financial instruments: The carrying amount of cash, accounts receivable, prepaid and other current assets, accounts payable and accrued expenses, and accounts payable to related parties, approximate fair value because of the short maturity of those instruments.

Foreign Currency Transactions
The Company's functional currency and its reporting currency is the United States dollar. Transactions denominated in any currency other than the functional currency are converted into United States dollars using the exchange rate in effect at the date of the transaction or the average rate for the period in the case of revenue and expense transactions. Monetary assets and liabilities are revalued into the reporting currency at each balance sheet date using the exchange rate in effect at the balance sheet date, with any resulting exchange gains or losses being credited or charged to accumulated other comprehensive Income (loss). Non-monetary assets and liabilities are recorded in the reporting currency using the historical exchange rate.

The Company does not engage in hedging activities to offset the risk of exchange rate fluctuations on financial transactions denominated in a foreign currency. The transactions are translated into U.S. dollars on the Company's financial statements. Any unrealized gain or loss due to spot rate fluctuations in included in Accumulated Other Comprehensive Income (loss).

(IN U.S. DOLLARS)

3. NET CAPITAL

The Company is subject to the SEC Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital of $5,000, and requires that the ratio of aggregate indebtedness to net capital, both as defined, not exceed 15 to 1. The rule also provides that equity capital may not be withdrawn, cash dividends paid or the Company's operations expanded, if the resulting net capital ratio would exceed 10 to 1. At December 31, 2021, the Company had net capital of $814,024 which was $809,024 in excess of the FINRA minimum net capital requirement of $5,000.

4. COMMITMENTS AND CONTINGENCIES

Litigation
The Company may be involved in legal proceedings in the ordinary course of business. Such matters are subject to many uncertainties, and outcomes are not predictable with assurance. Currently, the Company is not involved in any legal proceedings.

5. RELATED PARTY AND EXPENSE SHARING AGREEMENT

The Company and its affiliates may, from time to time, work collaboratively whereby the Parent or the Company provides pricing and consultancy support to its affiliates, and will charge the Company for chargeable and recoverable hours worked, in accordance with the terms of the Agreement. The Company or its affiliates reimburses the Parent or the Company as the case may be for these expenses.

In addition, the Company has a Shared Service Agreement with affiliate Chatham Financial Corp. ("Chatham"), whereby Chatham provides certain administrative and managerial services to the Company. The total administrative fee for 2021 was $30,000. As of December 31, 2021, amounts not yet reimbursed have been included in Accounts Payable to Related Parties on the accompanying statement of financial condition, in the amount of $23,082. The company had made the non cash distribution to the Parent in the year 2021 for the previous year's receivable balance.

(IN U.S. DOLLARS)

6. SIPC RECONCILIATION REQUIREMENT

Securities Exchange Act ("SEA") Rule 17a-5(e)(4) requires a registered broker-dealer to file a supplemental report which includes procedures related to broker-dealers SIPC annual general assessment reconciliation or exclusion from membership forms. In circumstances where the broker-dealer reports $500,000 or less in gross revenue they are not required to file supplemental SIPC report. The Company is exempt from filing the supplemental report under SEA Rule 17a-5(e)(4) because it is reporting less than $500,000 in gross revenue.

7. COVID-19

During the fiscal year of 2021, Coronavirus Disease (COVID-19) continued to create major disruptions to the economy. Management is monitoring the situation and the potential financial impact to the Company closely and will make necessary changes to its operations should circumstances warrant in order to mitigate any negative long-term financial impacts on the Company.

8. ANNUAL REPORT ON FORM X-17A-5

The annual report to the Securities and Exchange Commission on Form 17A-5 is available for examination and copying at the Company's office and at the regional office of the Securities and Exchange Commission.

9. SUBSQUENT EVENTS

The Company evaluated events occurring between the end of its fiscal year, December 31, 2021, and the auditor's report date, when the financial statements were issued. The Company made a capital distribution in the amount of $740,000 to the Parent on February 16, 2022. The Parent is committed to continuing to provide required working capital to the Company, if and as needed, in the future.

JCRA FINANCIAL LLC
SUPPLEMENTARY SCHEDULE
DECEMBER 30, 2021
(IN U.S. DOLLARS)

JCRA FINANCIAL LLC

**COMPUTATION OF NET CAPITAL, AGGREGATE INDEBTEDNESS,
AND BASIC NET CAPITAL REQUIREMENT
PURSUANT TO RULE 15c3-1 OF THE
SECURITIES AND EXCHANGE COMMISSION**

**DECEMBER 31, 2021
(IN U.S. DOLLARS)**

Aggregate Indebtedness			
Accounts payable and accrued expenses	$	1,707	
Accounts payable to related parties		23,082	
Total Aggregate Indebtedness		$	24,789
Total Member's Equity		$	814,024
Net Capital, as defined		$	814,024
Computation of Basic Net Capital Requirement			
(a) Minimum net capital required (6 2/3 % of total aggregate indebtedness)			1,653
(b) Minimum net capital required of broker dealer		$	5,000
Net Capital Requirement (Greater of (a) or (b))		$	5,000
Net Capital In Excess of Requirement		$	809,024
Net Capital less greater of 10% of A.I. or 120% of Net Capital Requirement		$	808,024
Ratio Of Aggregate Indebtedness To Net Capital			.03 to 1
Reconciliation with the Company's computation of net capital:			
Net capital as reported in the Company's Part IIA (unaudited)			
Focus Report		$	814,024
Net audit adjustments			-
Increase in non-allowable and haircuts			-
Net capital per above		$	814,024

There are no material differences between the computation of net capital presented above and the computation of net capital in the Company's unaudited Form X-17A-5, Part IIA filing as of December 31, 2021.

JCRA FINANCIAL LLC

EXEMPTION REPORT PURSUANT TO RULE 15c3-3
OF THE SECURITIES AND EXCHANGE COMMISSION

DECEMBER 31, 2021

JCRA Financial LLC (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17C.F.R. §240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

(1) The Company does not claim an exemption under paragraph (k) of 17 C.F.R. § 240. 15c3-3, and

(2) The Company is filing this Exemption Report relying on Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5 because the Company limits its business activities exclusively to: providing derivative strategy and pricing execution advice; debt structuring advice; and structured finance advisory services and the Company (1) did not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers, (2) did not carry accounts of or for customers; and (3) did not carry PAB accounts (as defined in Rule 15c3-3) throughout the most recent fiscal year.

I, Keith Downing, affirm that, to my best knowledge and belief, this Exemption Report is true and correct, without exception.

Signature:_____
Keith Downing, Managing Principal



YSL & Associates LLC

Certified Public Accountants | Member of Parker Randall International

11 Broadway, Suite 700, New York, NY 10004 | Tel: (212) 232-0122 Fax: (646) 218-4682

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Member of
JCRA Financial LLC

We have reviewed management's statements, included in the accompanying Rule 15c3-3 Exemption Report pursuant to SEC Rule 17a-5, in which (1) JCRA Financial LLC (the "Company") did not claim an exemption under paragraph (k) of 17 C.F.R.§240.15c3-3, and (2) the Company is filing this Exemption Report relying on Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R.§240.17a-5 because the Company limits its business activities exclusively to providing derivative strategy and pricing execution advice; debt structuring advice; and structured finance advisory services. In addition, the Company did not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers; did not carry accounts of or for customers; and did not carry PAB accounts throughout the most recent fiscal year without exception.

The Company's management is responsible for compliance with 17 C.F.R.§240.15c3-3 and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about the Company's compliance with SEC Rule 15c3-3. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based upon the Company's business activities contemplated by Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R.§240.17a-5, and related SEC Staff Frequently Asked Questions.

YSL & Associates LLC

New York, NY
February 23, 2022